UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 21, 2010

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __ **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ **No X**

Enclosure: Press release **ANGLOGOLD ASHANTI SECURES US$1 BILLION, FOUR-YEAR REVOLVING CREDIT FACILITY**



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

21 April 2010

ANGLOGOLD ASHANTI SECURES US$1 BILLION, FOUR-YEAR REVOLVING CREDIT FACILITY

(JOHANNESBURG) --- AngloGold Ashanti has secured a US$1 billion, four-year unsecured revolving credit facility (RCF) from its banking syndicate, to refinance its existing unsecured revolving credit facility that matures in December 2010 and to extend the overall tenor of its balance sheet.

The new RCF, agreed with a group of 16 banks, replaces a three-year facility of US$1.15 billion that was due to mature in December 2010. About US$700 million of the existing RCF is currently drawn.

The RCF was oversubscribed by about 1.6 times, allowing the company to significantly scale back the commitments of each of its lenders.

"It's an enormous vote of confidence for the company and its strategy that this facility generated this level of interest from such a large group of top-tier international banks,'' Srinivasan Venkatakrishnan, AngloGold Ashanti's chief financial officer, said. ``This not only removes refinancing risk for us well ahead of the scheduled maturity date, but also advances our financial strategy of increasing the term of our debt in line with our long life assets.''

The RCF is charged at 175 basis points above the London Interbank Offered Rate and carries a commitment fee of 40 percent of margin.

The syndicate comprises as mandated lead arrangers: Australia and New Zealand Banking Group, Barclays Capital, Bank of America, Bank of Montreal, The Bank of Tokyo-Mitsubishi UFJ, CIBC World Markets, Citibank International, Commonwealth Bank of Australia, Goldman Sachs International, Morgan Stanley, FirstRand Bank acting through Rand Merchant Bank, Royal Bank of Canada, Scotiabank, Standard Chartered Bank and UBS. Deutsche Bank AG is the co-arranger and Barclays Bank PLC is the agent.

ENDS

Contacts

	Tel:	Mobile:	E-mail:
Alan Fine (Media)	+27 (0) 11 637 6383	+ 27 (0) 83 325 0757	afine@AngloGoldAshanti.com
Stewart Bailey (Investors)	+1 212 836 4303	+1 646 338 4337	sbailey@anglogoldashanti.com
		or +27 82 330 9628	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: April 21, 2010

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary